1900 Campus Commons Drive, Suite 200 Reston, VA 20191 (571) 325-2963 www.streetshares.com

June 26, 2019

Via EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233

Attention: Ms. Jessica Livingston and Ms. Erin Purnell
Office of Financial Services

Re:	StreetShares, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
File No. 024-10944
Filed April 29, 2019
Comment Letter: May 16, 2019

Dear Ms. Livingston and Ms. Purnell:

We are submitting this letter on behalf of StreetShares, Inc. (the “Company”), in response to the first four written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated May 16, 2019 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on April 29, 2019.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement filed in April 29, 2019.

The Company intends to respond to all of the written comments in the Comment Letter at a later date.

Amendment No. 1 to Offering Statement on Form 1-A filed April 29, 2019

Cover Page

1.	It appears that the aggregate offering price of this offering plus the aggregate sales attributable to all securities sold within the past 12 months exceeds $50 million. Please refer to Rule 251(a) of Regulation A and General Instruction I to Form 1-A and reduce the amount of securities offered herein to not exceed $50 million.

Response: The Company intends to revise the relevant parts of the Offering Circular to make the offering amount more clear, including the following explanation in the “Clarification of responses” section at the end of Item 4 of Part I of the Offering Statement: “In no instance shall the Company offer and sell more than $50 million of securities pursuant to Regulation A in any 12 month period (such amount, the “Maximum Amount”).  The Company intends to offer up to the Maximum Amount across all of its offering statements combined.  The Company recognizes that sales under its prior Offering Statement must be considered and netted against sales in this Offering Statement.”

The actual amount of securities offered under this Offering Statement will be determined based on the timing of qualification of this Offering Statement and the retirement of the prior Offering Statement.  Having a netted figure on the cover of the Offering Circular instead of the $50 million figure would generate confusion, in the Company’s view, of the Company’s intention to offer the Maximum Amount each year and we are not aware of any issuer that has disclosed the offering amount under the “netting method” in their Offering Statement.  The Company is aware of the Maximum Amount and will not offer securities that exceed the Maximum Amount at any time.

2.	We note that your Notes will bear interest between 1% and 15%. Please provide your analysis as to how this range constitutes a bona fide range, particularly in light of the fact that your prior offering statement included a range of 5-10%. Refer to Rule 253 of Regulation A.

Response: Rule 253 of Regulation A provides in part that the outside front cover page of the offering circular must include a bona fide estimate of the range of the maximum offering price and a bona fide estimate of the principal amount of debt securities offered. Rule 253 also provides that the range of the maximum offering price and the bona fide estimate of the principal amount of debt securities offered must not exceed $2 for offerings where the upper range is $10 or less, or 20% if the upper end of the price range is over $10. This rule is clearly intended to cover common stock offerings such as IPOs where price is a function of dollars per share, not percentage of par or amount per note as in fixed income offerings. There does not appear to be any analogous fixed income offering range guidance on point.

The cover page of the Offering Circular states that the StreetShares Notes are offered for sale at a fixed price of $1.00 per StreetShares Note. Therefore, the Company believes that the bona fide maximum offering price for the StreetShares Note is $1.00 and the bona fide estimate of the principal amount of debt securities in the form of StreetShares Notes offered by the Company is $50,000,000. The fixed offering price of $1.00 per StreetShares Note is not dependent on, or tied to the interest rate of the StreetShares Notes that the investor ultimately purchases from the Company. The Company does not believe that the coupon attached to StreetShares Notes constitutes the price, as the price is fixed to $1. There does not appear to be any guidance in Rule 253 on the range of coupon offered in connection with a Regulation A offering.

The Company has narrowed its interest rate range to 3-10%. The Company believes that an interest rate range of 3% to 10% is a bona fide interest rate range. This range will allow the Company to maintain the flexibility to respond to market interest rate changes when offering rates to prospective investors. The interest rate offered on the StreetShares Notes may fluctuate based on several factors, including the then-current prime lending rate and the annual percentage yield on accounts offered by banks. The current prime rate is 5.5%1 and has been on an upward trend over the last few years.2 Since 2007, the prime lending rate has fluctuated between 3.25% and 8.25%.3 The Company has selected its interest rate range of 3-10%, considering both the rate fluctuation range since 2007 and adjusting for the recent upward trend.

StreetShares Notes, page 2

3.	We note your disclosure that investors in StreetShares Notes do not directly invest in small business loans originated by StreetShares, however, we note that you are also marketing the Notes as "Veteran Business Bonds" and that your website prominently states that people can "Support American small business owners by purchasing Veteran Business Bonds..." Please explain how this statement and title "Veteran Business Bonds" are not misleading to investors, and please explain when you first started using that term on your website and in your marketing materials.

Response: StreetShares Notes “support American small business owners” and are properly called “Veteran Business Bonds” for two reasons:

First, the purchase of these Notes supports American small business owners because the proceeds from the sales of StreetShares Notes fund a pool of capital4 which is used to fund loans to American military-veteran owned businesses and other American main street businesses. Although proceeds from the sales of StreetShares Notes may be used for any purpose as indicated in the Offering Statement at page 2, StreetShares chooses to use the funds for purposes consistent with StreetShares marketing claims and the “Veteran Business Bond” name. Specifically, 100% of the loans funded from the proceeds of StreetShares Notes are made to American small businesses (e.g., StreetShares does not lend in foreign countries or to foreign-owned businesses). Moreover, more than 80% of funds from StreetShares Notes have been used to fund veteran-owned small businesses.5 Thus, funds from StreetShares Notes clearly “support American small business owners” and veteran-owned small business owners by being the pool of capital from which loans to these businesses are made. In order to convey the strong military and veteran affinity of the loans made by StreetShares, StreetShares Notes are marketed as “Veteran Business Bonds.”

[1]	http://www.wsj.com/mdc/public/page/2_3020-moneyrate.html.
[2]	https://fred.stlouisfed.org/series/MPRIME.
[3]	Id.
[4]	The pool of capital includes funds from StreetShares’ Notes, combined with institutional capital and capital from StreetShares’ own balance sheet.

[5]	StreetShares defines a “veteran-owned business” as a company that is at least 25% owned by a veteran or military spouse or has a veteran or military spouse as the co-guarantor (as reported by StreetShares’ small business member borrowers and not independently verified by StreetShares).

Second, StreetShares itself is an American small business founded and run by military veterans. Everything StreetShares does is directed to “support American small business owners.” Specifically, StreetShares provides American small businesses and military veteran-owned small businesses with fair and transparently-priced small business financial products. This information is also disclosed to investors in StreetShares Notes on the StreetShares website and the Offering Statement at page 1 (“StreetShares is founded and run by military veterans and has a particular focus on providing military veteran-owned small businesses with fair and transparently-priced small business financial products.”). Thus, even should StreetShares begin to use funds from StreetShares Notes for any purposes other than funding 100% American-owned and 80% veteran-owned businesses, any use of funds by StreetShares would be in “support of American small businesses” and veteran-owned small businesses, because an investment in StreetShares Notes supports the ability of StreetShares to make loans to these small businesses.

StreetShares does not believe investors are currently or will be confused. The marketing term “Veteran Business Bonds” and the marketing statement “Support American small business owners by purchasing Veteran Business Bonds…” do not imply that funding from the Notes is directly correlated with any particular individual loan made to an American or veteran-owned business. The fact that investors in StreetShares Notes do not directly invest in small business loans originated by StreetShares is clearly disclosed in both the Offering Statement and on the StreetShares website.

●	“Investors in StreetShares Notes do not directly invest in small business loans originated by StreetShares; rather the investments are aggregated with funds from the Company’s direct lending account, institutional capital providers, and accredited investors, which collectively fund the lending products.” Offering Statement, page 2.

●	“StreetShares Notes are not dependent upon any particular loan and remain at all times the general obligations of StreetShares.” Offering Statement, page 3.

●	“StreetShares offers Veteran Business Bonds, through which individual investors fund a pool of capital, for which they receive a 5% fixed interest rate and liquidity. StreetShares in turn lends that capital out, along with institutional capital and capital from its own balance sheet, to military veterans and other main street business owners.” StreetShares website.

StreetShares believes that its model of indirect pooled investment actually reduces overall risk to investors, as the investors are not taking pass-through risk on any particular underlying loan Street Shares makes. Rather, the funds from investors are diversified across all of Street Shares’ loans. Furthermore, as StreetShares Notes are recourse notes issued by StreetShares the notes are backed by StreetShares’ own balance sheet and assets.

StreetShares has called the product “Veteran Business Bonds” since our first qualification with the SEC in February 2016. The first marketing material with this name was issued in April 2016.

4.	We note your response to comment 2. You have stated that the auto-invest program complies with Section 5 of the Securities Act and is a continuous offering pursuant to Rule 251(d)(3) without providing your analysis as to why it complies with Section 5 and why it is a continuous offering rather than a delayed offering. Please advise how specifically the auto-invest program will comply with Section 5 of the Securities Act by providing your legal and factual analysis, including whether the company will treat auto investments as sales chargeable against the aggregate total of offered securities, and how specifically the company will provide updates to investors with current information, such as changes in interest rates and the filing of periodic and current reports.

Please also provide your analysis of how this program and your offering will comply with Rules 251(a) and (d)(3)(F) of Regulation A. For purposes of Rule 251(a), please tell us how these auto investments will impact your calculation of the $50 million cap in offering proceeds raised within a 12 month period. For purposes of Rule 251(d)(3)(F), please specifically address in your response each element of that rule and how the offering will comply. We may have additional comments following the review of your response.

Response: Section 5 of the Securities Act provides that all offers and sales of securities must be registered with the Commission or qualify for an exemption from the registration requirements set forth in the Securities Act. The Company believes that the auto-invest program offered by the Company complies with Section 5 of the Securities Act because the StreetShares Notes offered pursuant to the auto-invest program are being offered pursuant to the terms and conditions set forth in the Offering Circular, are intended to be part of the offering described therein and are thus being offered pursuant to Regulation A, which provides an exemption from the registration requirements set forth in the Securities Act.

The Company believes that it is engaging in a “continuous offering” of StreetShares Notes rather than a “delayed offering” because the Company presently intends to offer the StreetShares Notes for sale promptly after the qualification of the Offering Circular, including without limitation, through the launch of the auto-invest program. Furthermore, any StreetShares Notes sold by the Company through the auto-invest program will be sold to investors in the exact same manner, and at the exact same fixed price ($1.00 per StreetShares Note) as StreetShares Notes sold to investors who are purchasing StreetShares Notes on the StreetShares platform without the use of the auto-invest program. We would like to clarify that “auto-invest” does not mean “auto-reinvest.” The Company will not sell notes under any reinvestment program and must have purchase authorization from the investor unless they are in the auto-invest program.

The Company intends that the auto-invest program is an alternative and convenient method for investors to purchase StreetShares Notes, while ensuring that such purchases remain subject to the terms of the Offering Circular and Regulation A. Such investors continue to be afforded the opportunity to select and review the terms of the investment prior to investing in a given StreetShares Note. As described in further detail herein, the Company does intend to treat any purchases of StreetShares Notes made pursuant to the auto-invest program as sales chargeable against the aggregate total of offered securities pursuant to the Offering Circular, and such amounts will be aggregated toward the maximum offering threshold in the same manner as StreetShares Notes purchased by investors through the StreetShares platform without the use of the auto-invest program.

All StreetShares Note investors will have access to current information regarding their StreetShares Notes by viewing their account on the StreetShares platform, which will include any information regarding changes in interest rates and the filing of periodic and current reports by the Company. As stated in the Offering Circular, the Company will send a confirmatory email to investors upon each “auto-investment” being made denoting the amount invested and the interest rate of such auto-investment. In the event of an interest rate change, the Company will provide advance notification to the investor of such change and allow the investor the option to either confirm that the new interest rate is acceptable, or cancel the auto-investment.

Rule 251(a) of Regulation A provides in relevant part that for a Tier 2 offering, the sum of the aggregate offering price and aggregate sales shall not exceed $50,000,000. The Company believes that the offering of StreetShares Notes (inclusive of the auto-invest program), will comply with Rule 251(a) because the Company intends to include any and all StreetShares Notes purchased by an investor pursuant to the Offering Circular, including any StreetShares Notes sold pursuant to the auto-invest program in the Company’s calculation of its aggregate offering price and aggregate sales in order to ensure the Company’s compliance with Rule 251(a). Such calculations will include without limitation, all sales of StreetShares Notes made in the twelve (12) months prior to the qualification of the Offering Circular pursuant to the terms of the Company’s previously-qualified offering circular.

Rule 251(d)(3)(i)(F) provides that continuous offerings under Regulation A are permitted, so long as the offering statement pertains only to securities: (i) that are part of an offering which commences within two calendar days after the qualification date; (ii) will be made on a continuous basis; (iii) may continue for a period in excess of thirty (30) calendar days from the date of initial qualification, and (iv) will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two (2) years from the initial qualification date. Not every note or share must be purchased at the same time or on the first day.

The Company believes that the offering (inclusive of the auto-invest program) complies with Rule 251(d)(3)(i)(F) for the following reasons set forth herein. With respect to prong (i) and as previously stated herein, the Company intends to launch and begin selling the StreetShares Notes pursuant to the terms of the Offering Circular, including through the auto-invest program within two (2) calendar days of the qualification of the Offering Circular. Concerning prong (ii), the Company confirms that the StreetShares Notes will be offered to investors on a continuous basis pursuant to the Offering Circular. The auto-invest program allows investors to automatically invest in StreetShares Notes on a weekly, monthly, or quarterly basis, in an amount that such investor designates on the StreetShares platform. With respect to prong (iii), the Company intends for the offering to continue for a period in excess of thirty (30) calendar days from the date of initial qualification since investors may affirmatively (i) purchase StreetShares Notes at any time, and (ii) elect to participate in the auto-invest program at any time by updating their account settings and specifying the frequency of the recurring investment (weekly, monthly, quarterly). Lastly, with respect to prong (iv), the Company reasonably expects that the StreetShares Notes offered and sold pursuant to the Offering Circular, including through the auto-invest program, will be offered and sold within two (2) years from the initial qualification date.

The Company believes that its repeat investors will want to take advantage of the option to set an automatic weekly, monthly, or quarterly purchase of StreetShares Notes, instead of manually going through the purchase process every time they desire to purchase additional StreetShares Notes. As indicated, the investors will have the option to cancel their auto-investment at any time, including after they have received a notice of an interest-rate change.

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (571) 386-0806.

Sincerely,

/s/ Lauren Friend McKelvey
Lauren Friend McKelvey
General Counsel of StreetShares, Inc.

cc:	Mark Rockefeller, Chief Executive Officer, StreetShares, Inc. Brian S. Korn, Manatt, Phelps & Phillips, LLP, Counsel for StreetShares, Inc.